Filed by Merida Merger Corp. I

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Merida Merger Corp. I

Related Registration Statement No. 333-259381

LEAFLY AND MERIDA MERGER CORP. I ANNOUNCE $30M CONVERTIBLE NOTE FINANCING

New investment fully funds Leafly’s current multi-year business plan upon closing of business combination

Special meeting of Merida stockholders will be moved to a later date to vote on proposed business combination

SEATTLE, January 11, 2022 – Leafly Holdings Inc. (“Leafly”), a leading online cannabis discovery marketplace and resource for cannabis consumers, and Merida Merger Corp. I (NASDAQ: MCMJ) (“Merida”), a special purpose acquisition company sponsored by Merida Capital Holdings, today announced that it entered into a $30 million convertible note purchase agreement with new investors led by Cohanzick Management LLC and affiliates (“Cohanzick”), an investment management firm. This supplemental financing, which will close immediately prior to the closing of the proposed business combination between Leafly and Merida, will help to ensure full funding of Leafly’s current multi-year business plan.

In addition, Merida announced that Merida’s special meeting to vote on the proposed business combination, originally scheduled for January 14, 2022, will be adjourned to a later date to be announced, to give Merida stockholders sufficient time to evaluate the terms of the note financing and certain additional information. As a result, the date for holders of Merida public shares to request redemption will be extended to two business days prior to the date that meeting is held to vote on the proposed business combination.

“This agreement provides additional funding certainty as Leafly enters the next phase of our journey as a public company,” said Yoko Miyashita, Chief Executive Officer of Leafly. “Having accelerated our growth trajectory in 2021, we look forward to using this significant new capital to expand our leading cannabis marketplace and further enhance our technology platform, delivering more personalized consumer shopping experiences and driving more value to our retail partners.”

“Leafly is a rapidly growing platform with tremendous brand loyalty and market leadership,” said David Sherman, President and Founder of Cohanzick. “This investment demonstrates our confidence in the Leafly team and in the strategy they are implementing to create significant long-term value for stakeholders across the cannabis ecosystem.”

Details of the Transaction and Notes

The $30 million financing will be in the form of unsecured convertible senior notes due 2025. The notes will bear interest at a rate of 8.00% per annum, paid in cash semi-annually in arrears on July 31 and January 31 of each year. The notes will be convertible at the option of the holders at any time before maturity at an initial conversion share price of $12.50 (80 shares of the company common stock per $1,000 principal amount of notes or accrued and unpaid interest, if any, thereon). In addition, the company has the option after one year to redeem all or a portion of the notes for cash equal to the principal or force the conversion of the notes after two years based on pre-agreed share price thresholds.

Pursuant to the note purchase agreement, Merida has agreed to pay Cohanzick (and/or its designees) a 1.25% commitment fee, which fee will be paid through the transfer of shares of Merida common stock held by Merida’s sponsor, and transfer an aggregate of 300,000 private warrants held by the sponsor to the investors.

In connection with the foregoing, Merida and Leafly entered into a second amendment to the Merger Agreement (as defined below) so that the proceeds to be received from the note purchase agreement would be counted towards Merida meeting the minimum cash condition required by the Merger Agreement.

Additional information about the note purchase agreement, the terms of the notes and the second amendment to the Merger Agreement will be provided in a Current Report on Form 8-K to be filed by Merida with the Securities and Exchange Commission (“SEC”) and to be available at www.sec.gov.

About Leafly

Cannabis discovery marketplace Leafly aims to help more than 125 million visitors discover cannabis this year. Our powerful ecommerce tools help shoppers make informed purchase decisions and empower cannabis businesses to attract and retain loyal customers through advertising and technology services. Learn more at Leafly.com or download the Leafly mobile app through Apple’s App Store or Google Play.

About Merida Merger Corp. I

Merida Merger Corp. I is a blank check company formed for the purpose of entering into a merger, share exchange, asset acquisition, stock purchase, recapitalization, reorganization or other similar business combination with one or more businesses or entities.

Forward-Looking Statements

This document contains certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed business combination between Merida and Leafly, including statements regarding the benefits of the proposed business combination, the anticipated timing of the proposed business combination, the anticipated funding of the notes, debt levels, potential growth opportunities, and Merida's or Leafly's projected future results. These forward-looking statements generally are identified by the words "believe," "project," "expect," "anticipate," "estimate," "intend," "strategy," "future," "forecast," "opportunity," "plan," "may," "should," "will," "would," "will be," "will continue," "will likely result," and similar expressions (including the negative versions of such words or expressions). Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this document, including but not limited to: (i) the risk that the proposed business combination may not be completed in a timely manner or at all, which may adversely affect the price of Merida's securities; (ii) the risk that the proposed business combination may not be completed by Merida's business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by Merida; (iii) the failure to satisfy the conditions to the consummation of the proposed business combination, including the approval of the proposed business combination by Merida's stockholders, the satisfaction of the minimum trust account amount following redemptions by Merida's public stockholders and the receipt of certain governmental and regulatory approvals; (iv) the effect of the announcement or pendency of the proposed business combination on Merida's or Leafly's business relationships, performance, and business generally; (v) risks that the proposed business combination disrupts current plans of Leafly and potential difficulties in Leafly employee retention as a result of the proposed business combination; (vi) the outcome of any legal proceedings that may be instituted against Merida or Leafly related to the Merger Agreement or the proposed business combination; (vii) the ability to maintain the listing of Merida's securities on the NASDAQ; (viii) the price of Merida's securities, including volatility resulting from changes in the competitive and highly regulated industry in which Leafly plans to operate, variations in performance across competitors, changes in laws and regulations affecting Leafly's business and changes in the combined capital structure; (ix) the risk that the anticipated funding of the notes may not be completed at closing of the proposed business combination and that the amount may not be sufficient to fund Leafly’s current multi-year business plan; and (x) the ability to implement business plans, forecasts, and other expectations after the completion of the proposed business combination, and identify and realize additional opportunities. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties that are described in Merida's final proxy statement/prospectus/consent solicitation statement contained in the Registration Statement, including those under "Risk Factors" therein, and other documents filed by Merida from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Merida and Leafly assume no obligation and, except as required by law, do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither Merida nor Leafly gives any assurance that either Merida or Leafly will achieve its expectations.

Additional Information and Where to Find It

In connection with the proposed business combination contemplated by the Agreement and Plan of Merger by and among Merida, Merida Merger Sub, Inc., Merida Merger Sub II, LLC, and Leafly (the "Merger Agreement"), Merida has filed a registration statement on Form S-4 (the "Registration Statement") that includes a proxy statement of Merida, a prospectus of Merida and a consent solicitation statement of Leafly. The Registration Statement was declared effective by the SEC on December 20, 2021. The proxy statement/prospectus/consent solicitation statement was mailed to all Merida stockholders as of December 28, 2021 and Leafly shareholders as of December 20, 2021 for voting on the proposed business combination and the other matters to be voted upon at a meeting of Merida's stockholders to be held to approve the proposed business combination (the "Special Meeting"). Merida will also file a prospectus supplement reflecting new information discussed in this press release, and may also file other documents regarding the proposed business combination with the SEC. The definitive proxy statement/prospectus/consent solicitation statement (along with the prospectus supplement) contains important information about the proposed business combination and the other matters to be voted upon at the Special Meeting and is not intended to provide the basis for any investment decision or any other decision in respect of such matters. Before making any voting decision, investors and security holders of the Merida and Leafly are urged to read the Registration Statement, the proxy statement/prospectus/consent solicitation statement and all other relevant documents filed or that will be filed with the SEC in connection with the proposed business combination (including the prospectus supplement) as they become available because they do and will contain important information about the proposed business combination and related matters.

Investors and security holders can obtain free copies of the proxy statement/prospectus/consent solicitation statement and all other relevant documents filed or that will be filed with the SEC by Merida through the website maintained by the SEC at www.sec.gov.

Participants in Solicitation

Merida and Leafly and their respective directors and officers may be deemed to be participants in the solicitation of proxies from Merida's stockholders in connection with the proposed business combination. Information about Merida's directors and executive officers and their ownership of Merida's securities is set forth in Merida's filings with the SEC. Additional information regarding the interests of those persons and other persons who may be deemed participants in the proposed business combination may be obtained by reading the proxy statement/prospectus/consent solicitation statement regarding the proposed business combination. You may obtain free copies of these documents as described in the preceding paragraph.

No Offer or Solicitation

This document relates to a proposed business combination between Merida and Leafly. This document does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Media

Laura Morarity
laura.morarity@leafly.com
206-489-8427

Molly Morse / Nick Capuano
Molly.Morse@kekstcnc.com / Nicholas.Capuano@kekstcnc.com
917-603-4142 / 917-842-7859

Investors

Chris Hollenbeck
IR@leafly.com